HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
July 7, 2009
VIA EDGAR

Re:	HCA Inc. and Subsidiary Guarantors
Registration Statement on Form S-1
Filed May 27, 2009
File No. 333-159511
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler
Dear Mr. Riedler:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), HCA Inc., a Delaware corporation (the “Company”), hereby requests that the above referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 1:00 p.m. on July 9, 2009 or as soon as possible thereafter.
     Pursuant to this request, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HCA INC.
By:	/s/ John M. Franck II
	Name:	John M. Franck II
	Title:	Vice President—Legal & Corporate Secretary

cc:	Via Facsimile
Mr. Scot Foley (SEC Division of Corporation Finance)

Via Electronic Mail
John C. Ericson, Esq. (Simpson Thacher & Bartlett LLP)
Richard A. Fenyes, Esq. (Simpson Thacher & Bartlett LLP)